UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

On January 4, 2025, the Bank had disclosed an order in original (OIO) received from the Maharashtra Goods and Services Tax (GST) Department for a tax demand of ₹ 50,38,09,792/- and an equivalent amount of penalty and interest as applicable.

Pursuant to an appeal filed by it on the OIO, the Bank has, on February 21, 2026 (at 3:21 p.m.), received an Order in Appeal (OIA) under Section 107 of the Central Goods and Services Tax Act, 2017 from Maharashtra GST Department raising a tax demand of ₹ 50,38,09,792/- and an equivalent amount of penalty and interest as applicable.

The Bank will take appropriate steps, including contesting the OIA through a further appeal within prescribed timelines.

Please take the above information on record

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icici.bank.in Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: February 22, 2026	By:	/s/ Prachiti Lalingkar

		Name:	Prachiti Lalingkar
		Title:	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icici.bank.in Website www.icici.bank.in CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India